BD 4/1

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10028642

D STATES
CHANGE COMMISSION
n, D.C. 20549

SEC Mail Processing Section
RECEIVED
MAR 31 2010
Wash., DC
193

SEC FILE NUMBER
8- 67962

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Octagon America Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 University Ave - Suite 400
(No. and Street)

Toronto	Ontario, Canada	M4K 3M8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Lister — (416) 304-7833
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if *individual, state last, first, middle name*)

222 Bay Street - PO Box 251	Toronto	Ontario, Canada	M5K 1J7
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 4/1

OATH OR AFFIRMATION

I, David Lister, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Octagon America Limited, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[redacted]

Signature

President

Title

Notary Public

March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital .
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Octagon America Limited

December 31, 2009

With

Report And Supplementary Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Octagon America Limited

We have audited the accompanying statement of financial condition of **Octagon America Limited** as of December 31, 2009 and the related statements of income and other comprehensive loss, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Octagon America Limited** at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
March 12, 2010.

Octagon America Limited

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As of December 31

	2009
	$
Assets	
Cash	267,586
Total assets	267,586
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	153
Total liabilities	153
Stockholder's equity	
Common stock, ($1.00 par value; unlimited shares authorized; 1 share issued and outstanding)	1
Additional paid in capital	395,213
Accumulated deficit	(127,781)
Total stockholder's equity	267,433
Total liabilities and stockholder's equity	267,586

See accompanying notes

Octagon America Limited

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

[Expressed in U.S. dollars]

Year ended December 31

	2009
	$
Revenues	
Commission income	121,915
Total revenues	121,915
Expenses *[note 3]*	
Employees' compensation and benefits	62,067
Interest	49,737
Clearance and execution fees	7,270
Other administrative expenses	80,622
Total expenses	199,696
Net loss	(77,781)

See accompanying notes

Octagon America Limited

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

Year ended December 31

	Capital Stock Common Shares	Capital Stock Common Amount $	Contributed Surplus $	Accumulated Deficit $	Total Stockholder's Equity $
Balance, January 1, 2009	1	1	-	-	1
Net income				(77,781)	(77,781)
Capital contributions			395,213		395,213
Dividend			(50,000)		(50,000)
Balance, December 31, 2009	1	1	345,213	(77,781)	267,433

See accompanying notes

Octagon America Limited

STATEMENT OF CHANGES IN CASH FLOWS

[Expressed in U.S. dollars]

Year ended December 31	2009
	$
Cash flows from operating activities	
Net loss	(77,781)
Net changes in operating assets and liabilities	
Accounts payable and accrued expenses	153
Net cash used in operating activities	(77,628)
Cash flows from financing activities	
Capital contributions	395,214
Dividends paid	(50,000)
Net cash provided by financing activities	345,214
Increase in cash during the year	267,586
Cash, beginning of year	-
Cash, end of year	267,586

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

December 31, 2009

1. INCORPORATION AND CORPORATE ACTIVITIES

Octagon America Limited [the "Company"] was incorporated on March 19, 2008 under the provisions of the Ontario Business Corporations Act. The Company obtained registration on April 2, 2009 as a broker-dealer with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority, Inc. [formerly the National Association of Securities Dealers, Inc]. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through an affiliated company, Octagon Capital Corporation ["OCC"], a Canadian-owned investment dealerand a member of the Investment Industry Regulatory Organization of Canada. These trades are settled on a delivery versus payment basis. The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Octagon Capital Partners Inc., the parent company of OCC.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Fair values of financial assets and liabilities

The fair values of the Company's financial assets and liabilities which qualify as financial instruments approximate their carrying values due to the short-term nature or imminent maturity.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 ["SFAS 109"], "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

At December 31, 2009, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Translation of foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at exchange rates prevailing on the date of occurrence. Gains and losses from currency translations are included in other comprehensive income for the year.

3. RELATED PARTY TRANSACTIONS

During the year, the Company has entered into an Operating Agreement with an affiliate, OCC under which OCC provides the Company settlement, administrative and accounting services representing all direct and indirect costs in providing such services. In addition, OCC grants the Company the right to occupy space and the use of furniture and equipment in its offices. During the year, the fee the Company was charged by OCC for these services amounted to $55,227.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

December 31, 2009

4. INCOME TAXES

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars.

The Company has non-capital losses that will be available to reduce income taxes payable in the future of $77,781. These losses will expire in 2029.

5. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1] which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months of operations (15 to 1 thereafter). At December 31, 2009, the Company had net capital of $264,433 which exceeded the required net capital by $164,433.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 12, 2010, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.

SUPPLEMENTAL INFORMATION

Octagon America Limited **Schedule I**

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
[Expressed in U.S. dollars]

As of December 31

	2009
	$
Total stockholder's equity	267,433
Other deductions	
Insurance deductible	3,000
Net capital	264,433
Minimum capital requirement (the greater of $100,000 or 12.5% of aggregate indebtedness)	100,000
Excess net capital	164,433
Aggregate Indebtedness - total liabilities	153
Ratio of aggregate indebtedness to net capital	.0009 : 1

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009 unaudited FOCUS Part II A Report.

Octagon America Limited **Schedule II**

STATEMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Octagon America Limited

In planning and performing our audit of the financial statements of **Octagon America Limited** [the "Company"] as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ["internal control"] as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
March 12, 2010.